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                                                                   EXHIBIT 44


Union Pacific Resources

Jack L. Messman
Chairman & CEO

                                 August 1, 1997

Mr. James L. Pate
Pennzoil Company
700 Milam
PO Box 2967
Houston, Texas 77252


Dear Jim:

        I am writing to you and your directors to address your misleading statements regarding "coercion" of shareholders, made in response to the tender of Pennzoil shares into UPR's offer.

        After 61.5% of Pennzoil's shares were tendered into our offer, you attempted to dismiss this positive response by claiming that shareholders "felt they had no choice" but to tender their shares into the offer to avoid receiving UPR stock in the second-step merger. This explanation is untrue and, further, is contradicted by your own public statements:

     o In making their decision to tender, Pennzoil shareholders could not have been concerned about missing the opportunity to obtain the $84 per share cash price. It was clear to shareholders that Pennzoil's "poison pill" and other anti-takeover devices made it impossible for UPR actually to purchase stock in the tender at this time. Therefore, if there was no possibility of UPR purchasing shares in the tender offer, how could shareholders be concerned about being left out of the cash purchase and being forced to participate only in the second-step merger?

      o You repeatedly have acknowledged the lack of coercion in our offer. In your newspaper ads urging shareholders not to tender their shares, you told shareholders there was "no rush" to tender because their shares could not possibly be purchased by the July 21 tender deadline. Your own lawyers have made the same point in federal court proceedings.

       o Because Pennzoil shareholders could not have tendered their shares expecting to actually sell them at this time, the only possible explanation for their tendering was their desire to send you and your Board a message that they support our proposal. That so many shareholders went through the trouble of tendering when they knew that we would not be able to buy their shares at this time reflects broad support for our proposal.
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Mr. James L. Pate
Page 2
August 1, 1997

        When you launched a campaign to discourage Pennzoil shareholders from tendering, you knew full well that we could not purchase shares at this time. Therefore, your efforts could not have been motivated by a desire to prevent us from actually purchasing shares. We can only conclude this effort was motivated by the fact that you, too, recognized that a strong tender would represent a mandate for our proposal.

        Misleading statements, such as your mischaracterization of our offer, do a disservice to everyone involved with our two companies, particularly to Pennzoil shareholders. In truth, the only "coercion" has been your effort to deny Pennzoil shareholders the opportunity to participate in our transaction despite their desire to do so.

        Of course, we would welcome constructive dialogue with you about our transaction. We have been seeking this for the last six months, and your shareholders have just sent you a powerful message endorsing this course of action.

                                  Sincerely,

                                  /s/ Jack


cc: Board of Directors
    Pennzoil Company